Exhibit 5.1

Oliver J. Janney

General Counsel and Secretary

Direct Phone: (941) 684-0314

Direct Fax: (941) 866-9283

ojanney@nauga.com

September 30, 2015

The Board of Directors of

Uniroyal Global Engineered Products, Inc.

1800 2nd Street, Suite 970

Sarasota, Florida 34236

Re: Uniroyal Global Engineered Products, Inc., 2015 Stock Option Plan

Gentlemen:

I am the General Counsel of Uniroyal Global Engineered Products, Inc., a Nevada corporation (the “Company”), and, as such, I am familiar with the circumstances surrounding the administration of the Uniroyal Global Engineered Products, Inc. 2015 Stock Option Plan (the “Plan”). In my capacity as counsel, I have examined either the originals or the certified, conformed or reproduced copies of all related records, agreements, instruments and documents and have reviewed such matters of law as I have deemed necessary for purposes of this opinion. Based thereon, I am of the opinion that the shares of the Company’s common stock, with a par value of $0.001 per share that may be issued under the Plan are duly authorized and, when such shares are issued in accordance with the Plan, they will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as Exhibits 5.1 and 23.6 to any Registration Statement on Form S-8 to be filed by the Company under the Securities Act of 1933, in order to effect the registration of the shares to be issued and sold pursuant to the Plan.

Very truly yours,

/s/ Oliver J. Janney

Oliver J. Janney